UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

**Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ⎯⎯   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: March 04, 2004

By _____

Name: Marcos Grodetsky
Title: Investor Relations Officer



TNE: BOARD APPROVES CAPITAL INCREASE

Rio de Janeiro, March 04, 2004 – Tele Norte Leste Participações S/A (NYSE: TNE; Bovespa:TNLP3 and TNLP4) announced today in Brazil that, at a meeting held on today's date, in Rio, its Board of Directors approved a capital increase in the amount of R$167.6 million. Such capital increase is in connection with the tax benefit originated from the goodwill amortization recorded in 2003.

The new capital amount and corresponding share increases are as follows:

	Previous	Increase	New
Capital Amount (R$)	**4,644,415,487.18**	**167,605,531.81**	**4,812,021,018.99**
Number of Shares			
Common	130,185,688,782	1,432,770,831	131,618,459,613
Preferred	260,371,376,563	2,865,541,662	263,236,918,225
Total	**390,557,065,345**	**4,298,312,493**	**394,855,377,838**
Treasury	8,780,436,826	N/A	8,780,436,826
Outstanding Shares	**381,776,628,519**	**N/A**	**386,074,941,012**

The subscription prices in connection with the capital increase are R$ 33,22 per thousand common shares and R$ 41,88 per thousand preferred shares.

In accordance with the "Notice to Shareholders" of March 04, 2004, available (in Portuguese) at: http://www.telemar.com.br/docs/avisotnl_aumentocapital_040304.pdf, the prices have been set based upon the average prices at Bovespa from February 19, 2004 to March 03, 2004.

The ratio for the rights of preference are:
- Holders of Common Shares: 1.125871038695% in common shares;
- Holders of Preferred Shares: 1.120459366782% in preferred shares and 0.005411671913% in common shares.

For more information, please contact:
TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Kevin Kirkeby (kkirkeby@hfgcg.com)
Mariana Crespo (mcrespo@hfgcg.com)
Tel: 1-646-284-9416; Fax: 1-646-284-9416

Visit our Investor Relations Website: www.telemar.com.br/ir